VIA EDGAR AND FEDEX
March 10, 2006
Mr. David R. Humphrey
Branch Chief-Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CKE Restaurants, Inc. Form 10-K for the Year Ended January 31, 2005 File No. 001-11313
Dear Mr. Humphrey:
By means of this letter, I am confirming our phone conversation held on February 24, 2006, and submitting a follow-up to the Company’s letter to you dated February 21, 2006. During our discussion, you raised a follow-up point related to our response to comment #1 in your letter of January 31, 2006. Our response is included below.
In future filings, the Company will revise the tables included in the Operating Review section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to address the Staff’s comment. For your convenience, we have attached a table presenting fiscal 2005 information in the revised format.
In future filings, the Company will replace, for each of our brands, the tables included in Management’s Discussion and Analysis of Financial Condition and Results of Operations illustrating “changes in the restaurant-level margin percentage” with tables illustrating “changes in restaurant operating costs as a percentage of company-operated revenue.” For your convenience, we have attached a table presenting fiscal 2005 and 2004 comparative information for Carl’s Jr. in the revised format.
The Company will also revise narrative disclosures in future filings to discontinue the presentation of “net franchise income,” “restaurant-level margin” and similarly captioned Non-GAAP measures of profitability or performance.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our periodic filings with the Commission. We understand that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our periodic filings with the Commission. We understand that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey, Branch Chief-Accountant
Re: CKE Restaurants, Inc.
March 10, 2006

Once you have had time to review our responses, we would welcome the opportunity to discuss any additional comments or questions that you may have. Please feel free to contact me at (805) 745-7725 to discuss our response.
Sincerely,
/s/ Theodore Abajian
Theodore Abajian
Executive Vice President and Chief Financial Officer
CKE Restaurants, Inc.
6307 Carpinteria Ave., Ste. A
Carpinteria, CA 93013

Revised Table – Page 36 of 10-K

	Fiscal Year 2005
	Carl's Jr.	Hardee's	La Salsa	Other (A)	Eliminations (B)	Total
Company-operated revenue	$567,960	$601,068	$46,950	$1,295	$—	$1,217,273

Restaurant operating costs
Food and packaging	166,120	180,515	12,848	456	—	359,939
Payroll and other employee benefits	160,240	200,349	16,285	531	—	377,405
Occupancy and other	121,779	134,387	16,711	417	—	273,294

Total restaurant operating costs	448,139	515,251	45,844	1,404	—	1,010,638

Franchising and licensed restaurants and other revenues
Royalties	25,426	43,414	1,732	351	(66)	70,857
Distribution centers	176,304	18,181	—	—	—	194,485
Rent	22,172	9,985	—	—	—	32,157
Retail sales of variable interest entity	—	—	—	3,506	—	3,506
Other	967	524	112	—	—	1,603

Total franchising and licensed restaurants and other revenues	224,869	72,104	1,844	3,857	(66)	302,608

Franchising and licensed restaurants and other expenses
Administrative expense (including provision for bad debts)	4,006	4,758	1,111	—	—	9,875
Distribution centers	171,363	18,379	—	—	—	189,742
Rent and other occupancy	18,040	6,540	—	—	—	24,580
Operating costs of variable interest entity	—	—	—	3,457	(66)	3,391

Total franchising and licensed restaurants and other expenses	193,409	29,677	1,111	3,457	(66)	227,588

Advertising	34,413	36,023	1,377	26	—	71,839

General and administrative	52,416	79,842	6,387	71	—	138,716

Facility action charges, net	2,794	7,088	4,344	94	—	14,320

Operating income (loss)	$61,658	$5,291	$(10,269)	$100	$—	$56,780

Company-operated AUV (trailing 13 periods)	$1,301	$862	$748
Franchise-operated AUV (trailing 13 periods)	$1,146	$891	$823
Average check (actual $)	$5.89	$4.63	$9.65
Company-operated same-store sales increase	7.7%	7.0%	5.2%
Company-operated same-store transactions increase	1.3%	0.2%	1.0%
Franchise-operated same-store sales increase	6.6%	3.6%	3.7%
Restaurant operating costs as a percentage of company-operated revenue
Food and packaging	29.3%	30.0%	27.4%
Payroll and employee benefits	28.2%	33.3%	34.6%
Occupancy and other operating costs	21.4%	22.4%	35.6%
Total restaurant operating costs	78.9%	85.7%	97.6%
Advertising as a percentage of company-operated revenue	6.1%	6.0%	2.9%

Revised Table – Page 44 of 10-K
Changes in restaurant operating costs as a percentage of company-operated revenue are explained as follows:

	2005	2004
Restaurant operating costs as a percentage of company-operated revenue for the prior year	79.8%	79.2%
Decrease in labor costs, excluding workers’ compensation	(0.7)	(0.1)
Increase in food and packaging costs	0.5	0.9
(Decrease) increase in workers’ compensation insurance expense	(0.2)	0.3
Decrease in repair and maintenance expense	(0.2)	(0.1)
Increase in cost of promotional items	0.2	—
Decrease in rent expense, property taxes and licenses	(0.1)	—
Decrease in depreciation expense	(0.1)	(0.3)
Decrease in equipment lease expense	(0.1)	(0.3)
Increase in general liability insurance expense	0.1	0.2
Other, net	(0.3)	—

Restaurant operating costs as a percentage of company-operated revenue for the current year	78.9%	79.8%